Exhibit 99.1

Neptune Wellness Appoints Morry Brown as Vice President, Investor Relations

LAVAL, QC, Nov. 12, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced it has appointed Morry Brown as Vice President, Investor Relations, effective November 29, 2021.

Mr. Brown holds significant experience in finance, capital markets and investor relations, having worked in several equity roles at banks including Citigroup, Goldman Sachs and Wedbush Securities. Recently, Mr. Brown led the investor relations program at MedMen (CSE: "MMEN"; OTCQX: "MMNFF"), a premier cannabis retailer in the United States. Additionally, he has provided CFO advisory services in the Cannabis and Health & Wellness sectors since 2019. Previously, Mr. Brown founded and launched EarnWell, an environmental, social and governance (ESG)-driven investment mobile application. Mr. Brown is a Chartered Financial Analyst and holds a bachelor's degree in Business Administration, Finance and Management Concentrations from the Goizueta Business School.

Michael Cammarata, President and Chief Executive Officer of Neptune Wellness, said, "Morry brings extensive experience in investor relations and capital markets and is a valuable addition to the Neptune team. We look forward to welcoming Morry to help enhance our investor communications and engagement, particularly with his knowledge of the cannabis industry and experienced ESG investment lens, which aligns with Neptune's focus on sustainability."

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Contact Information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 12-NOV-21